Trulieve Cannabis Corp.

6749 Ben Bostic Road

Quincy, FL 32351

April 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trulieve Cannabis Corp. Request for Withdrawal of Post-Effective Amendment to
Registration Statement on Form S-1 (POS AM; File No. 333-255037; Film No. 21813538)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Trulieve Cannabis Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment to Registration Statement on Form S-1 (POS AM; File No. 333-255037; Film No. 21813538), filed with the Commission on April 8, 2021, together with all exhibits thereto (the “Post-Effective Amendment”).

The Company is requesting the withdrawal of the Post-Effective Amendment because by its terms it was a post-effective amendment filed pursuant to Rule 462(d) of the Securities Act but it was erroneously coded and filed as form type “POS AM” rather than form type “POS EX.” The Company immediately filed the identical document to identify it with the proper EDGAR coding as a filing on form type “POS EX” (POS EX; File No. 333-255037; Film No. 21813560). The original Registration Statement on Form S-1 (File No. 333-255037; Film No. 21805307) filed with the Commission on April 5, 2021 and declared effective by the Commission at 4:30pm ET on April 7, 2021 and the post-effective amendment coded and filed as form type “POS EX” (POS EX; File No. 333-255037; Film No. 21813560) should remain in place and are not subject to this withdrawal request. The Company hereby confirms that no securities have been sold pursuant to the Post-Effective Amendment.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

If you have any questions with respect to this matter, please contact Ryan M. Rourke Reed of Foley Hoag LLP at (617) 832-1181.

Very truly yours, Trulieve Cannabis Corp.

By:	/s/ Eric Powers
Name:	Eric Powers
Title:	Chief Legal Officer